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                                                             EXHIBIT 99(A)(III)

                           MATEWAN BANCSHARES, INC.

                                APRIL 30, 1997

DEAR SHAREHOLDER:

  Matewan BancShares, Inc. (the "Company"), is offering to purchase 114,500 shares of its Convertible Preferred Stock, Series A, 7.5% (the "Shares") from its shareholders at a price not in excess of $26.50 nor less than $24.00 per Share (the "Offer"). The Offer represents approximately 14.3% of the outstanding Shares. The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, May 30, 1997, unless the Offer is extended.

  The Board of Directors has concluded that the purchase of Shares pursuant to the Offer is a prudent use of the Company's financial resources. The Offer provides shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash at a price equal to or in excess of current market prices at the date the Offer was announced without the usual transaction costs associated with market sales.

  The Company is conducting the Offer through a procedure commonly referred to as a "Modified Dutch Auction," which allows you to select the price--within the range of $24.00 to $26.50 per Share--at which you are willing to sell your Shares to the Company. The Company will select a single purchase price that will allow it to purchase 114,500 Shares (or such lesser number of Shares as are properly tendered) and that same price will be paid for all Shares purchased in the Offer. The Offer is conditional on a minimum of 100,000 Shares being tendered; however, the Company reserves this right to purchase a lesser number of properly tendered Shares.

  All Shares properly tendered at or below the purchase price so selected will be purchased at such purchase price in cash, subject to the terms and conditions of the Offer, including proration in the event more Shares are tendered at or below such purchase price than will be purchased by the Company. In the event of proration, the Company will accept all Shares properly tendered at or below the purchase price by any shareholder who beneficially held, as of the close of business on April 29, 1997, fewer than 100 Shares and tenders all Shares owned. All Shares not purchased pursuant to the Offer, including Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

  The Offer is explained in greater detail in the enclosed Offer to Purchaser and Letter of Transmittal. I encourage you to read these documents carefully before making any decision with respect to the Offer. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the Offer, D.F. King & Co., Inc., (800) 290-6427 (toll-free) or (212) 269-5550
(call collect).

                                              Very truly yours,
                                              /s/ Dan R. Moore
                                              Dan R. Moore
                                              Chairman of the Board,
                                              President and Chief Executive
                                              Officer